UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2026

Robert Feurle
Chief Executive Officer
WOLFSPEED, INC.
4600 Silicon Drive
Durham, North Carolina 27703

Re: WOLFSPEED, INC.
Registration Statement on Form S-1
Filed June 09, 2026
File No. 333-296645

Dear Robert Feurle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing